July 5, 2016

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Courtney Lindsay, Staff Attorney

Re:	Request for Effectiveness of Registration Statement on Form F-3 (File No. 333-212326)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Pointer Telocation Ltd. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on July 7, 2016 or as soon as practicable thereafter.  Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Carter Ledyard & Milburn LLP. Attention: Steven J. Glusband, Esq, facsimile at 212-732-3232. Mr. Glusband’s direct line is 212-238-8605.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Thank you for your cooperation in this matter.

Very truly yours,

POINTER TELOCATION LTD..

By:	/s/ Zvi Fried
Zvi Fried
Chief Financial Officer

Cc:	Steven J. Glusband, Esq. (Carter Ledyard & Milburn LLP)

Adv. Adrian M Daniels. (Yigal Arnon & Co.)